UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

Globe Specialty Metals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

37954N206
(CUSIP Number)

May 20, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,142,908

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,142,908

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,142,908

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.55%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

67,854

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

67,854

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,854

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.09%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Select, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

613,153

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

613,153

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

613,153

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.83%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Select 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

39,014

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

39,014

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,014

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.05%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

146,578

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

146,578

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

146,578

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Corsair Select Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

167,154

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

167,154

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,154

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.23%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Corsair Opportunity Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,775

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,775

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,775

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.02%

12.	TYPE OF REPORTING PERSON

IV

1.	NAMES OF REPORTING PERSONS

Corsair Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,438,516

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,438,516

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,438,516

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.31%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS

Jay R. Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

315,198

6.	SHARED VOTING POWER

2,438,516

7.	SOLE DISPOSITIVE POWER

315,198

8.	SHARED DISPOSITIVE POWER

2,438,516

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,753,714

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.73%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,256,067

6.	SHARED VOTING POWER

2,438,516

7.	SOLE DISPOSITIVE POWER

1,256,067

8.	SHARED DISPOSITIVE POWER

2,438,516

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,583

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.01%

12.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to the common stock of Globe Specialty Metals, Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of June 5, 2015.

ITEM 1(a).      NAME OF ISSUER:

Globe Specialty Metals, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY 10119

ITEM 2(a).     NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•           Corsair Capital Partners, L.P. (“Corsair Capital”),
•           Corsair Capital Partners 100, L.P. (“Corsair 100”),
•           Corsair Select, L.P. (“Corsair Select”),
•           Corsair Select 100, L.P. (“Select 100”),
•           Corsair Capital Investors, Ltd. (“Corsair Investors”),
•           Corsair Select Master Fund, Ltd. (“Select Master”),
•           Corsair Opportunity Fund (“Corsair Opportunity”)
•           Corsair Capital Management, L.P. (“Corsair Management”),
•           Jay R. Petschek (“Mr. Petschek”) and
•           Steven Major (“Mr. Major”).

Corsair Management is the investment manager of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors, Select Master, Corsair Opportunity and another account it separately manages (the “Separately Managed Account”).  Corsair Management has entered into a sub-advisory agreement with a registered investment company, which invests the portion of its assets covered by the sub-advisory agreement into Corsair 100.  The general partner of Corsair Management is Corsair Capital Management GP, L.L.C. (the “General Partner”). Corsair Management has also entered into an agreement with a registered investment company whereby it provides sub-advisory services to such registered investment company (“the Sub-Advisory Account”).  Messrs. Petschek and Major are managing members of the General Partner.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Reporting Persons is 366 Madison Avenue, 12th Floor, New York, NY 10017.

ITEM 2(c).     CITIZENSHIP:

Each of Corsair Capital, Corsair 100, Corsair Select, Select 100 and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Corsair Opportunity is a statutory trust formed under the laws of the State of Delaware.

Each of Corsair Investors and Select Master is an exempted company formed under the laws of the Cayman Islands.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                 Common Stock, $.0001 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

37954N206

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D 1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4.  OWNERSHIP.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 4,011,435 shares of Common Stock.

Corsair Capital individually owns 1,142,908 shares of Common Stock.

Corsair 100 individually owns 67,854 shares of Common Stock.

Corsair Select individually owns 613,153 shares of Common Stock.

Select 100 individually owns 39,014 shares of Common Stock.

Corsair Investors individually owns 146,578 shares of Common Stock.

Select Master individually owns 167,154 shares of Common Stock.

Corsair Opportunity individually owns 12,775 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors Select Master and Corsair Opportunity, is deemed to beneficially own the 2,189,436 shares of Common Stock beneficially owned by them, and an additional 141,925 shares held by the Separately Managed Account and 107,155 shares held by the Sub-Advisory Account.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 2,646,559 shares of Common Stock.

Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 3,587,428 shares of Common Stock.

Additionally, employees of Corsair Management own 1,654 shares of Common Stock.  The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by such employees and disclaim membership with such employees in any group described in Section 13(d)(3) of the Act.

(b)	Percent of Class:

Collectively, the Reporting Persons beneficially own 4,011,435 shares of Common Stock representing 5.44% of all the outstanding shares of Common Stock.

Corsair Capital’s individual ownership of 1,142,908 shares of Common Stock represents 1.55% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 67,854 shares of Common Stock represents 0.09% of all the outstanding shares of Common Stock.

Corsair Select’s individual ownership of 613,153 shares of Common Stock represents 0.83% of all the outstanding shares of Common Stock.

Select 100’s individual ownership of 39,014 shares of Common Stock represents 0.05% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 146,578 shares of Common Stock represents 0.20% of all the outstanding shares of Common Stock.

Select Master’s individual ownership of 167,154 shares of Common Stock represents 0.23% of all the outstanding shares of Common Stock.

Corsair Opportunity’s individual ownership of 12,775 shares of Common Stock represents 0.02% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of  2,438,516 shares of Common Stock represents 3.31% of all the outstanding shares of Common Stock.

The  2,753,714 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 3.73 of all the outstanding shares of Common Stock.

The  3,694,583 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 5.01% of all the outstanding shares of Common Stock.

 (c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Mr. Petschek has the sole power to vote or direct the vote of 315,198 shares of Common Stock.

Mr. Major has the sole power to vote or direct the vote of 1,256,067 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 2,331,361 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 67,854 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 613,153 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 39,014 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 146,578 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 167,154 shares of Common Stock owned by Select Master.

Corsair Opportunity, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 12,775 shares of Common Stock owned by Corsair Opportunity.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 141,925 shares of Common Stock held by the Separately Managed Account.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 107,155 shares of Common Stock held by the Sub-Advisory Account.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Petschek has the sole power to dispose or to direct the disposition of 315,198 shares of Common Stock.

Mr. Major has the sole power to dispose or to direct the disposition of 1,256,067 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 1,142,908 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 67,854 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 613,153 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 39,014 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 146,578 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 167,154 shares of Common Stock owned by Select Master.

Corsair Opportunity, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 12,775 shares of Common Stock owned by Corsair Opportunity.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to dispose or direct the disposition of the 141,925 shares of Common Stock held by the Separately Managed Account.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to dispose or direct the disposition of the 107,155 shares of Common Stock held by the Sub-Advisory Account.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

               Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  June 10, 2015
CORSAIR CAPITAL PARTNERS, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR SELECT, L.P.
By:  Corsair Select Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

                                                                                                CORSAIR SELECT 100, L.P.
By:  Corsair Select Advisors, L.L.C.,
General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C.,
                General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR SELECT MASTER FUND, LTD.
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C.,
                 General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR OPPORTUNITY FUND
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C.,
           General Partner

                                                                                                                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.P.
By:  Corsair Capital Management GP, L.L.C.,
General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
      Jay R. Petschek

/s/ Steven Major
     Steven Major

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Globe Specialty Metals, Inc. dated as of June 10, 2015 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 10, 2015
CORSAIR CAPITAL PARTNERS, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:  Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

CORSAIR SELECT, L.P.
By:  Corsair Select Advisors, L.L.C.,
General Partner

By:  /s/ Jay R. Petschek
             Jay R. Petschek, Managing Member

                                                                                                CORSAIR SELECT 100, L.P.
By:  Corsair Select Advisors, L.L.C.,
General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C.,
                General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR SELECT MASTER FUND, LTD.
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C.,
                 General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR OPPORTUNITY FUND
By:  Corsair Capital Management, L.P.,
Attorney-in-Fact
 By:  Corsair Capital Management GP, L.L.C.,
           General Partner

                                                                                                                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.P.
By:  Corsair Capital Management GP, L.L.C.,
General Partner

                By:  /s/ Jay R. Petschek
                             Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
      Jay R. Petschek

/s/ Steven Major
     Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Select, L.P.

Corsair Select 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Select Master Fund, Ltd.

Corsair Opportunity Fund

Corsair Capital Management, L.P.

Jay R. Petschek

Steven Major